Mail Stop 6010

February 14, 2008

Kevin P. March
Chief Financial Officer
Texas Instruments Incorporated
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

      Re: **Texas Instruments Incorporated**
              Annual Report for the Fiscal Year Ended December 31, 2006 on Form 10-K
              File No. 001-3761

Dear Mr. March:

We have limited our review of your filing to those issues we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We have reviewed your response to our prior comment. In your future filings, as applicable, please expand your disclosure to further clarify the nature of the securities that you hold. For example, although you have disclosed that your asset-backed fixed income securities are divided about equally between mortgage-backed securities secured by "non-subprime-mortgage pools" and "non-mortgage-related asset-backed commercial paper," please disclose what type of mortgage pools, and what type of other assets, back the securities that you hold.

2.   It also appears from footnote 3 to your financial statements for the fiscal year ended December 31, 2006 that approximately $1.68 billion of your cash equivalents and short-term investments were held in "auction-rate securities." In your future filings, as applicable, please clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with information necessary for a clear understanding of your balance sheet items. For example, as appropriate, identify the nature of the auction-rate securities that you hold, the credit rating of those securities, indicate what factors may affect the value or liquidity of those securities, disclose how the interest rates

on those investments will be determined and any material risks. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

3. In your future filings, as applicable, revise the "Critical Accounting Policies" section of "Management's Discussion and Analysis" to discuss the material accounting estimates and assumptions you make in valuing the auction-rate securities that you hold. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.

* * * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Charlie Miller